November 24, 2025

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attention:          Katherine Bagley; Terence O’Brien; Nicholas O’Leary; Nudrat Salik;

Re:	Park Dental Partners, Inc. Registration Statement on Form S-1, as amended (Registration No. 333-290001)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations (“Rule 461”) under the Securities Act of 1933, as amended, Park Dental Partners, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1, as amended (the “Registration Statement”) to become effective at 4:00 p.m. Eastern Time, on November 25, 2025, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s counsel, Winthrop & Weinstine, P.A.

The Company understands that the representative of the underwriters, on behalf of the prospective underwriters of the offering, has joined in this request in a separate letter filed with the Commission today.

Please contact Mr. Philip T. Colton of Winthrop & Weinstine, P.A. at (612) 604-6729 or via e-mail at pcolton@winthrop.com with any questions you may have concerning this request. In addition, please notify Mr. Colton when this request for acceleration has been granted.

(Signature page follows)

Very truly yours, Park Dental Partners, Inc.

By:	/s/ Peter Swenson
Name:	Peter Swenson
Title:	Chief Executive Officer and Director

(Signature Page to Issuer Acceleration Request)